21004735

SEC Mail Processing Section
SEP 08 2021
Washington DC
406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 FREEDOM BUSINESS CENTER, SUITE 300
(No. and Street)

KING OF PRUSSIA (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT W. PETERS (212) 868-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Franklin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERA SECURITIES, LLC, as of JUNE 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Varinder K. Gaur
Barrister & Solicitor, Notary Public
7050 Weston Road, Suite 305
Vaughan, ON L4L 8G7
Tel: 905-850-5555 Fax: 905-850-5572
No Legal Advice Sought or Given.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VARINDER KUMAR GAUR NOTARY PUBLIC ONTARIO

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Amera Securities LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Amera Securities LLC (the "Company") as of June 30, 2021, the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2002.
Abington, Pennsylvania
September 1, 2021

Amera Securities LLC

Statement of Financial Condition
As of June 30, 2021

ASSETS	
Cash and cash equivalents	$ 198,376
Fees receivable	37,864
Other assets	7,770
TOTAL ASSETS	$ 244,010
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 164,623
TOTAL LIABILITIES	164,623
Member's Equity	$ 79,387
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 244,010

The accompanying notes are an integral part of these financial statements

Amera Securities LLC

Statement of Operations
For the Year Ended June 30, 2021

REVENUE:	
Private placement fees	$ 1,183,727
Management fees	13,624
Total revenue	1,197,351
EXPENSES:	
Compensation expense	853,457
Commission expense	224,159
Professional fees	78,184
Office expense	20,721
Regulatory fees and expenses	27,614
Other expenses	2,993
Total expenses	1,207,128
Net loss	$ (9,777)

The accompanying notes are an integral part of these financial statements

Amera Securities LLC

Statement of Changes in Member's Equity
For the Year Ended June 30, 2021

MEMBER'S EQUITY, JULY 1, 2020	$ 31,343
Net loss	(9,777)
Member contributions	57,821
MEMBER'S EQUITY, JUNE 30, 2021	$ 79,387

The accompanying notes are an integral part of these financial statements

Amera Securities LLC

Statement of Cash Flows
For the Year Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (9,777)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Decrease in fees receivable	26,304
Increase in other assets	(3,283)
Increase in accounts payable and accrued expenses	90,243
NET CASH PROVIDED BY OPERATING ACTIVITIES	103,487
CASH PROVIDED BY FINANCING ACTIVITIES;	
Equity Contributions from Member	57,821
NET CASH PROVIDED BY FINANCING ACTIVITIES	57,821
NET INCREASE IN CASH	161,308
CASH - JULY 1, 2020	37,068
CASH - JUNE 30, 2020	$ 198,376

Supplemental Information:

Taxes Paid	$ -
Interest Paid	$ -

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business
Amera Securities LLC, is a Pennsylvania limited liability company that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company, which has agreed to limit its business to corporate finance and investment banking activities, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition
Effective July 1, 2018, the Company adopted Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of July 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts expensed during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be treated as an entity not subject to tax and accordingly is a Single Member LLC treated as a Disregarded Entity. The Company is not subject and does not pay Federal, state or local taxes.

Allowance for Doubtful Accounts
The Company's accounts receivable consist primarily of amounts due for capital raising fees. The Company records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. Management has determined that no allowance is necessary at June 30, 2021.

3. Net Capital Requirement
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2021, the Company had net capital of $67,831, which was $56,856 in excess of its required net capital of $10,975. The Company's aggregate indebtedness to net capital ratio was 242.70%. The Company does not hold customers' cash or securities and, therefore, is exempt from the provision of SEC Rule 15c3-3 under SEC Footnote 74.

4. Commitments and Contingencies
Operating Lease – During 2021, the Company entered into a sublease agreement for office space in Malvern, Pennsylvania which expires in March 2022. Rent expense for the year ended June 30, 2021 was $1,200.

Future minimum rental payments required under the lease liability are approximately as follows:

Year ending June 30, 2022	$3,600

5. Concentration Risk
The Company maintains its cash accounts in commercial banks. The Company does not consider itself to be at risk with respect to its cash balances.

6. Subsequent Events
The Company has evaluated all subsequent events for recognition and disclosure through the date these financial statements were available to be issued. Based upon this evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

7. Revenues

Private placement and management fees are earned for achieving various fundraising objectives. Such fees may be earned based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services.

Disaggregation of Revenue

Disaggregation of the Company's revenue by major sources for the year ended June 30, 2021 is as follows:

Revenue Stream	Total Revenue
Private placement fees	$ 1,183,727
Management fees	13,624
Total Revenue	$ 1,197,351

8. Significant Customer

For the year ended June 30, 2021, 100% of gross revenues were derived from five customers.

9. Going Concern
The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. The Company has operated with recurring losses and related negative operating cash flows, and is expected to have operating losses for the foreseeable future. At June 30, 2021, the Company's cash balance was $198,376. Management has determined that additional funding will be necessary and remains committed to contributing capital for the foreseeable future to ensure net capital compliance is maintained.

10. COVID 19
Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Amera Securities LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of June 30, 2021

TOTAL MEMBER'S EQUITY	$ 79,387
OTHER ALLOWABLE ASSETS	34,078
TOTAL CAPITAL AND OTHER ALLOWABLE ASSETS	113,465
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Fees receivable	37,864
Other assets	7,770
Total non-allowable assets	45,634
NET CAPITAL	$ 67,831
AGGREGATE INDEBTEDNESS:	
Account payable and accrued expenses	$ 164,623
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required (greater of $5,000 or 6.67% aggregate indebtedness)	$ 10,975
Excess net capital	$ 56,856
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 51,369
Percentage of aggregate indebtedness to net capital	242.70%

There were no material differences between the above computation of net capital and the Company's corresponding unaudited Focus Report.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO SEC RULE 15c3-3

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements of securities on a best efforts basis only, mutual fund wholesaling and corporate advisory services.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements of securities on a best efforts basis only, mutual fund wholesaling and corporate advisory services.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Amera Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which Amera Securities LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) Private placements of securities on a best efforts basis only; (2) Mutual fund wholesaling; (3) Corporate advisory services; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's other business activities were limited to private placement of securities, mutual fund wholesaling, corporate advisory services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company

Abington, Pennsylvania
September 1, 2021

Amera Securities, LLC,

Exemption Report

For the period ended June 30, 2021

We, as members of management of Amera Securities, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by Certain Brokers and Dealers". We have performed an evaluation of the Company's compliance with the requirements of 17a-5 and the exemption provisions in Rule 15c3-3(k) and of the 2013 Release adopting amendments to Rule 17a-5 (the "2013 Release"), including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of the Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best of our knowledge and belief of the Company:

1. We have reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release, and
2. The Company met the identified conditions for such reliance throughout the period July 1, 2020 to June 30, 2021 without exception.

David Franklin, CEO

Amera Securities LLC

SCHEDULE OF THE DETERMINATION OF SIPC
NET OPERATING REVENUES AND GENERAL ASSESSMENT

FOR THE YEAR ENDED JUNE 30, 2021

Amera Securities LLC
FOR THE YEAR ENDED JUNE 30, 2021

Table of Contents

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Amera Securities LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. Management of Amera Securities LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2021, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Abington, Pennsylvania
September 1, 2021

Amera Securities LLC
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED JUNE 30, 2021

TOTAL REVENUES	$ 1,197,351
DEDUCTIONS	(224,159)
SIPC NET OPERATING REVENUES	973,192
GENERAL ASSESSMENT @ .0015	1,460
Less: Payments made with Form SIPC 6	(477)
TOTAL ASSESSMENT BALANCE AND INTEREST DUE	$ 983

See Independent Accountants' Report on Applying Agreed Upon Procedures to Entity's SIPC Assessment Reconciliations

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended June 30, 2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Amera Securities, LLC.
10 Valley Stream PKWY, Suite 202
Malvern, PA 19355
8-47026

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Robert Peters (212)-668-8700

2. A. General Assessment (item 2e from page 2) $1,460

B. Less payment made with SIPC-6 filed (exclude interest) (477)

____
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 983

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $983

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $983

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Amera Securities, LLC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial and Operations Principal (FINOP)
(Title)

Dated the 20th day of July, 2021.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning July 1, 2020 and ending June 30, 2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,197,351
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	224,159
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	0
Total deductions	224,159
2d. SIPC Net Operating Revenues	$ 973,192
2e. General Assessment @ .0015	$ 1,460
	(to page 1, line 2.A.)